Exhibit 99.1

News Release

For Immediate Release

Contacts:
Robert B. Wickham	Colin J. Chapin
President	Senior Vice President — Chief Financial Officer
(416) 682-8600	(416) 682-8600
(877) 239-7200	(877) 239-7200
Trizec Canada Announces Court Approval of
Plan of Arrangement
     TORONTO — September 14, 2006: Trizec Canada Inc. (TSX:TZC) announced today that the Ontario Superior Court of Justice issued a final order approving Trizec Canada’s plan of arrangement that received 99.7% shareholder approval on September 12, 2006. The proposed transaction was announced by Trizec Canada on June 5, 2006 and is described more fully in the management information circular of Trizec Canada dated August 8, 2006, as supplemented by the information supplement dated August 31, 2006. Subject to the satisfaction of all other closing conditions, the arrangement is expected to be completed in early October.
     Trizec Canada is a Canadian public company that trades on the Toronto Stock Exchange under the symbol TZC and is a mutual fund corporation under Canadian tax rules. The Company is primarily engaged in the U.S. real estate business through its interest in Trizec Properties, Inc., a real estate investment trust (REIT) that trades on the New York Stock Exchange under the symbol TRZ and is one of North America’s largest owners of commercial office properties. For more information, visit Trizec Canada’s web site at www.trizeccanada.com.
     This Press Release contains forward-looking statements relating to Trizec Canada’s business and financial outlook, which are based on its current expectations, estimates, forecasts and projections. The use of forward-looking words such as “may”, “will”, “expects” or similar terms generally identify such statements. These statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made and Trizec Canada undertakes no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Included, without limitation, among these factors are changes in national and local economic conditions, including those economic conditions in Trizec Properties seven core markets; the extent, duration and strength of any economic recovery in the United States; Trizec Properties’ ability to maintain occupancy and to timely lease or re-lease office space; the extent of any bankruptcies and insolvencies of tenants of Trizec Properties; Trizec Properties’ ability to sell its non-core office properties in a timely manner; Trizec Properties’ ability to acquire office properties selectively in its core markets; Trizec Properties’ ability to integrate and realize the full benefits from its acquisitions including its acquisitions of certain office properties and undeveloped land parcels that were formerly owned by Arden Realty, Inc.; Trizec Properties’ ability to maintain REIT qualification and changes to U.S. tax laws that affect REITs; material increases in the amount of special dividends payable by Trizec Properties to affiliates of Trizec Canada on shares of Trizec Properties’ special voting stock as a result of increases in the applicable cross-border withholding tax rates; the issuance of additional TPI common stock pursuant to the conversion of Class F stock occurring as a result of United States Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) tax being incurred; Canadian tax laws that affect treatment of investment in U.S. real estate companies; the competitive environment in which Trizec Properties operates; the cost and availability of debt and equity financing to Trizec Properties; the effect of any impairment charges associated with changes in market conditions; Trizec Properties’ ability to obtain, at a reasonable cost, adequate insurance coverage for catastrophic events, such as earthquakes and terrorist acts; future demand for Trizec Canada’s and Trizec Properties’ debt and equity securities; Trizec Canada’s and Trizec Properties’ ability to attract and retain high-quality personnel at a reasonable cost in a highly competitive labour environment; market conditions in existence at the time Trizec Properties’ sells assets; the possibility of change in law adverse to Trizec Canada; joint venture and partnership risks; the satisfaction of the conditions to consummate the proposed mergers and arrangement with Brookfield Properties; the actual terms of certain financings that will be obtained for the mergers and the arrangement; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger and arrangement agreement; the outcome of legal proceedings that may be instituted against Trizec Properties or Trizec Canada following announcement of the mergers and the arrangement; the failure of the mergers or the arrangement to close for any other reason; the amount of the costs, fees, expenses and charges related to the mergers and the arrangement; and other risks and uncertainties detailed from time to time in Trizec Properties’ filings with the Securities and Exchange Commission. Such factors also include those set forth in more detail in the Risk Factors section in the Trizec Canada Inc. Annual Information Form dated March 16, 2006.